UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                             AUTO DATA NETWORK INC.

                    NOTIFICATION OF LATE FILING OF FORM 10-Q


For the Period Ended: January 30, 2002


PART I. REGISTRANT INFORMATION

Full name of Registrant: AUTO DATA NETWORK INC.

Address of Registrant:   The Forsythe Centre, Lamberts Road
Tunbridge Wells, Kent, UK

PART II.  RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [x]        (b) The subject annual report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period:

The Registrant was unable to file the quarterly report on Form 10Q for the period ending January 30, 2002 without unreasonable effort or expense due to the delay in gathering information relating to the Company's operations and accounts. Such delays could not be eliminated by the Registrant without unreasonable effort or expense.


PART IV.   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Peter Moulinos, Esq.        (212)           265-4600
        (Name)                   (Area Code)   (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      [x] Yes       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [ ] Yes       [x] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2002

    Auto Data Network Inc.
    --------------------
By: /s/ Christopher Glover
Title: President